October 10, 2006

WilmerHale Venture Group

Susan L. Mazur

+1 781 966 2005 (t)

+1 781 966 2100 (f)

susan.mazur@wilmerhale.com

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Riedler

Re:	Achillion Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-132921

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), submitted herewith for filing is Amendment No. 6 (“Amendment No. 6”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 6 in response to comments contained in a letter, dated October 3, 2006 (the “Letter”), from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael D. Kishbauch, President and Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 6.

FORM S-1

Management’s Discussion and Analysis

Stock Compensation, page 36-38

1.	Refer to your response to comment 2. Please address the following:

•	You state that the $4.00 (post-split) per share value used in December 2005 was a result of the valuation performed as of November 2004 which was completed in the summer of 2005. It does not appear that you have preformed an updated valuation at each issuance to determine the fair value as of the most recent date.

Securities and Exchange Commission

October 10, 2006

If you have performed a valuation since the November 2004 issuance, please update the filing to clarify the assumptions and methodologies used in determining the fair value at each valuation date. Also, clarify if the valuation was contemporaneous or retrospective.

•	Clarify in the filing that you initiated the Phase II clinical trial for one of your elvucitabine clinical trials at the end of 2005. State how the initiation of this trial and completion of the Phase I trial affected your valuation.

•	You state that you raised $16 million of preferred stock in November 2005. You state that the preferred stock issuances in March and May 2006 affected your valuation, so it appears that the November 2005 preferred stock issuance would likewise affect your valuation. Clarify how the November 2005 issuance affected your valuation. It appears without the November 2005 issuance the March and May 2006 issuances would not have been enough to eliminate your going concern opinion in your auditors’ report.

•	It appears that if you initiated a Phase II study, there were most likely some significant Phase I events during 2005 that led to completion of Phase I and initiation of Phase II. It does not appear that your valuation throughout 2005 was affected by events leading to the completion of Phase I.

•	Please tell us why you continue to believe that your valuation was appropriate or revise your valuations.

•	Please clarify in the filing how each significant factor contributed to the difference between the fair value as of the date of each grant and the estimated IPO price.

•	If you do not believe the events discussed above affected your valuation, clarify in the filing why there was no effect.

Response:	As discussed on a conference call held on October 4, 2006 with the undersigned, Mary Kay Fenton of the Company, Michelle Bowman of PricewaterhouseCoopers LLP and Dana Hartz and Mary Mast of the Commission, the Company submits the following answers and clarifications to the Staff’s questions and comments:

•	The Company advises the Staff that it has not performed an updated independent valuation since the retrospective July 2005 valuation.

•

The Company refers the Staff to page 56 of the prospectus where the Company indicates it initiated a randomized, double-blind phase II clinical trial in December 2005. At this time, trial sites had been established, but the Company had not obtained approvals from either the local ethics committee or BPharm (the European FDA equivalent). No patients were

Securities and Exchange Commission

October 10, 2006

screened for inclusion in the trial until the Company received such approvals on January 9, 2006 and January 19, 2006, respectively.

•	The Company issued 11,154,647 shares of Series C-2 preferred stock in November 2005 to existing investors. Of these shares, 7,592,138 shares were issued in exchange for the cancellation of an aggregate of approximately $11.4 million in outstanding convertible promissory notes held by these investors. As a result, the Company received cash proceeds of only $5.3 million. The Company refers the Staff to pages 44 and F-19 of the prospectus for a discussion of the financing proceeds from the sale of Series C-2 preferred stock in 2005. As the Company believed it required approximately $20 million to continue funding its operations as planned, the Company did not believe the November 2005 financing had any impact on the Company’s valuation at that time.

•	The Company refers the Staff to page 57 of the prospectus and advises the Staff that the Company completed its phase I clinical trials of elvucitabine in 2002. In 2003, the Company conducted three phase II clinical trials but was placed on clinical hold by the United States Food and Drug Administration (the “FDA”). The FDA did not remove the clinical hold until December 2004.

•	In its retrospective view of events during 2005, the Company submits that the Company’s re-initiation of phase II clinical trials in December 2005 and the initiation of a phase I clinical trial in its hepatitis C program could be considered milestone events. Therefore, the Company believes that a revised valuation of $11.00 per share represents the fair value of its common stock with respect to the December 20, 2005 option grants. This revised valuation reflects approximately an 8% discount to the Company’s Series C-2 preferred stock price of $12.00. The Company believes that the discount was appropriate in light of the fact that the Series C-2 preferred stock accrues an 8% dividend which is payable upon conversion of the preferred stock into common stock, as well as management’s belief that, in December 2005, a near-term liquidity event was highly uncertain.

The Company believes, as outlined in greater detail in its letter to the Staff dated September 29, 2006, that several significant scientific and financial events contributed to the increase in fair value of the Company’s common stock from $11.00 in December 2005 to the current value of $15.00 per share, the mid-point of the range set forth in the Company’s prospectus:

☐    In May 2006, initial viral load reduction data became available for patients in a key phase II clinical trial for elvucitabine. After further

Securities and Exchange Commission

October 10, 2006

analyzing this data in late May and early June 2006, preliminary results were published in Amendment No. 2 to the Registration Statement filed with the Commission on June 5, 2006. Among other things, in treatment naïve HIV patients, elvucitabine demonstrated a 0.85 log, or 83%, reduction in viral RNA levels, a successful outcome. As noted in previous responses to the Staff’s comments, this data was essential to further development of this drug candidate and the completion of the an IPO. In addition, as detailed in its May 17, 2006 and September 21, 2006 letters to the Staff, the Company submits that capital markets have historically responded to early phase II data in HIV infected patients with significant step-ups in value, often of more than 40%.

☐    In May 2006, the Company initiated its twelve-week phase II clinical trial to evaluate the safety, antiviral efficacy and pharmacokinetics of elvucitabine.

☐    In May 2006, the Company completed a phase I clinical trial evaluating the pharmacokinetics and safety of ACH-806 for the treatment of HCV infection. Results from this trial revealed that the drug was safe and well-tolerated in healthy volunteers. Based on these positive results, in August 2006, the Company commenced its proof of concept trial for ACH-806. The Company believes that the phase I data and the commencement of the proof of concept trial for ACH-806 were value driving events and made the successful completion of an IPO more likely.

☐    Throughout 2006, the Company performed extensive pharmaceutical development work culminating in a tablet formulation of ACH-806. Researchers also identified the specific protein required for binding, further elucidating the compound’s unique mechanism of action.

☐    In 2006, the Company made significant progress in optimization and testing of an HCV back-up compound, and in August 2006 selected two possible clinical candidates which were designated for long-term toxicology assessment at the September 2006 meeting of the Achillion/Gilead joint research committee.

☐    From January 2006 through September 2006, the Company achieved key pre-clinical milestones in its anti-bacterial program, including establishing cardiovascular safety, respiratory and CNS safety for ACH-702, determining the compound’s pharmacokinetics in primates, and establishing efficacy in vivo infection models where the compound demonstrated excellent activity against MRSA.

Securities and Exchange Commission

October 10, 2006

☐    In May 2006, the Company raised almost $19 million from a combination of Series C-2 preferred stock sales and debt issuances. As a result of this financing (coupled with the November 2005 and March 2006 financings), the going concern opinion was removed from the Company’s 2005 financial statements, and the Company secured enough financing to ensure that it could continue to devote the resources necessary to advance each of its three lead programs and would not need to eliminate programs or delay their development.

☐    With key scientific milestone achievements, and renewed financial security, including removal of the negative going concern auditor opinion, management believed that the likelihood of a successful near-term liquidity event, including an IPO, became significantly higher in the summer of 2006 as compared to the end of 2005, thus increasing the value of the Company’s common stock.

In conclusion, the Company believes that the $15.00 per common share mid-point represents the fair value of the Company’s common stock at this time and submits that $11.00 per share represents, in hindsight, the fair value of the Company’s common stock as of December 20, 2005. The Company’s financial statements filed with Amendment No. 6 reflect this restatement of fair value and the additional compensation charges associated therewith.

2.	Please clarify why you are disclosing intrinsic value here and on pages 37 and 38 of Management’s Discussion and Analysis and pages F-24 and F-25 of the financial statements. It appears that disclosure of the fair value of stock options would be more applicable subsequent to the adoption of SFAS 123R. In addition, please tell us why the fair value expensed in 2006 upon adoption of SFAS 123R was significantly less than the intrinsic value disclosed in the filing.

Response:	The Company refers the Staff to pages F-24 through F-26 of the prospectus, where the Company included the intrinsic value disclosures in order to comply with the disclosure requirements of SFAS 123R as follows:

•	The Company disclosed the total intrinsic value of options exercised on page F-24 of the prospectus in response to paragraph A240c.(2).

•	The Company disclosed the total aggregate intrinsic value of all in-the-money vested and unvested options on page F-26 of the prospectus in response to paragraph A240d.

Securities and Exchange Commission

October 10, 2006

The Company also describes the applicable fair value disclosures required by SFAS 123R, specifically paragraphs A240c.(1) and A240e (1.) through (2) thereof on pages F-22 through F-26 of the prospectus.

In addition, the Company notes that the stock compensation expense recorded during 2006 upon adoption of SFAS 123R was based on the continued vesting of previously granted options, whose fair value was determined using the Black-Scholes method and assumptions applicable at their grant date. In contrast, the aggregate intrinsic value disclosed in the filing was based on current increases to the underlying fair value of the Company’s stock. Since the stock compensation expense attribution was based on the grant date fair value of the options, the resulting difference between the fair value expensed in 2006 upon the adoption of SFAS 123R should be significantly less than the intrinsic value disclosed. In addition, the total intrinsic value of outstanding and vested options disclosed on page F-25 of the prospectus is larger than the expense since it represents the aggregate intrinsic value of all options outstanding as of June 30, 2006, rather than just those options which vested during the six-month period ended June 30, 2006.

The Company also refers the Staff to page 38 of the prospectus, where it disclosed the intrinsic value of options outstanding as of June 30, 2006, based on an expected initial public offering price of $15.00 per share, in accordance with the suggested disclosures as detailed in Chapter 12, paragraph 180, of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Report of Independent Public Registered Public Accounting Firm, page F-2

3.	We acknowledge your response to comment 5. Please provide an auditors’ opinion with your amendment for which you will request effectiveness that removes the restrictive language in the first paragraph of the opinion. Also, please update your auditors’ consent.

Response:	The Company advises the Staff that it will provide an auditors’ opinion with its amendment for which it will request effectiveness that removes the restrictive language in the first paragraph of the opinion.

Please see Exhibit 23.1 to Amendment No. 6 for an updated auditor’s consent.

Securities and Exchange Commission

October 10, 2006

If you require additional information, please telephone the undersigned at the telephone number indicated above.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur

Enclosures

cc (w/encl.):	Michael D. Kishbauch
Mary Kay Fenton
Steven D. Singer
Sarah Levendusky
Jonathan L. Kravetz
Brian P. Keane